Exhibit 4.1

AMENDMENT NO. 2 TO THE RIGHTS AGREEMENT

     Amendment No.2, dated as of August 8, 2001 (the “Amendment”), between Imation Corp., a Delaware corporation (the “Company”) and Norwest Bank Minnesota, N.A., a national banking association (the “Rights Agent”).

     WHEREAS, the Company and the Rights Agent entered into a Rights Agreement, dated as of June 18, 1996 and an Amendment No.1 to the Rights Agreement dated as of January 12, 1999 (collectively, the “Rights Agreement”); and

     WHEREAS, in accordance with Section 26 of the Rights Agreement, the Company desires to amend the Rights Agreement and to set forth the terms of the amendment in this Amendment;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements set forth in the Rights Agreement and this Amendment, the parties hereby agree as follows:

     Section 1. Amendment of Definition of “Acquiring Person”. Paragraph (a) of Section 1 of the Rights Agreement is amended by deleting the paragraph in its entirety and replacing it with the following:

     (a)  “Acquiring Person” shall mean any Person who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of fifteen percent (15%) or more of the shares of Common Stock then outstanding, but shall not include (i) the Company, (ii) any Subsidiary of the Company, (iii) any employee benefit plan of the Company, or of any Subsidiary of the Company or any Person or entity organized, appointed or established by the Company for or pursuant to the terms of any such plan, (iv) any Person who becomes the Beneficial Owner of fifteen percent (15%) or more of the shares of Common Stock then outstanding as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by the Company unless and until such Person, after becoming aware that such Person has become the Beneficial Owner of fifteen percent (15%) or more of the then out- standing shares of Common Stock, acquires beneficial ownership of any additional shares of Common Stock or (v) any Person who becomes the Beneficial Owner of fifteen percent (15%) or more of the shares of Common Stock of the Company then outstanding as a result of the direct or indirect acquisition, by way of merger, stock purchase, asset purchase or otherwise, of another Person or Persons who “beneficially owns” shares of Common Stock, provided the Common Stock of the Company is not the primary asset of such other Person or Persons and the Person, after becoming aware that such Person has become the “beneficial owner” of fifteen percent (15%) or more of the then outstanding shares of Common Stock, does not acquire “beneficial ownership” of any additional shares of Common Stock.

     Section 2. Rights Agreement as Amended. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby. The foregoing amendments shall be effective as of the date hereof and, except as set forth herein, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

     Section 3. Execution in Counterparts. This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the day and the year first written above.

Attest:	IMATION CORP.

By: /s/ Jennifer A. Tenenbaum Name: Jennifer A. Tenenbaum Title: Senior Counsel and Assistant Secretary	By: /s/ John L. Sullivan Name: John L. Sullivan Title: Vice President, General Counsel and Secretary

Attest:	NORWEST BANK MINNESOTA, N.A.

By: /s/ Nancy Rosengren Name: Nancy Rosengren Title: Vice President	By: /s/ Barbara M. Novak Name: Barbara M. Novak Title: Vice President